Exhibit 99.1

Homeinns Hotel Group
Announces Shareholders’ Approval of Merger Agreement

SHANGHAI, March 25, 2016 — Homeinns Hotel Group (“Homeinns” or the “Company”) (NASDAQ: HMIN), a leading economy hotel chain in China, today announced that, at an extraordinary general meeting of shareholders held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated as of December 6, 2015 by and among the Company, BTG Hotels Group (HONGKONG) Holdings Co., Limited, a company incorporated under the laws of the Hong Kong Special Administrative Region (“Holdco”), BTG Hotels Group (CAYMAN) Holding Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco (“Merger Sub”) and, solely for purposes of certain sections thereof, BTG Hotels (Group) Co., Ltd., a joint stock company established and existing under the laws of the People’s Republic of China, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company (the “Merger”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

78,204,067 ordinary shares (including ordinary shares represented by the Company’s American depositary shares (“ADSs”), each of which represents two ordinary shares) were voted in person or by proxy at today’s extraordinary general meeting, representing approximately 80.16% of the Company’s total outstanding ordinary shares entitled to vote at the extraordinary general meeting. Of those ordinary shares voted at the extraordinary general meeting, approximately 99.14% were voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with various other parties to the Merger Agreement to satisfy all other conditions precedent to the Merger and expects to complete the Merger soon. If and when completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Market. In addition, the ADSs and the Company’s ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Such statements include, among others, those concerning the expected timing of the completion of the Merger; the possibility that various closing conditions for the Merger may not be satisfied or waived and the Merger may not occur and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by the Company, including the Schedule 13E-3 transaction statement and the proxy statement. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Homeinns Hotel Group

Homeinns Hotel Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Homeinns Hotel Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Homeinns Hotel Group’s ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Homeinns Hotel Group, please visit http://english.homeinns.com.

For more information, please contact:

Mingjia Ding

Homeinns Hotel Group

Tel: +86-21-3337-3333*3870

Email: mjding@homeinns.com

Cara O'Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com